Rule 424(b)(3) of the Securities Act of 1933
                                    Registration Statement 333-50111

PROSPECTUS SUPPLEMENT NO. 6
(TO PROSPECTUS DATED JUNE 4, 1998)

                           AMERICAN TOWER CORPORATION

         This Prospectus Supplement No. 6 supplements the Prospectus dated June 4, 1998 of American Tower Corporation, formerly American Tower Systems Corporation ("ATC" or the "Company"), with respect to the filing on February 24, 1999 of a Form 8-K, which is attached hereto.

         Any statement contained in the Prospectus as heretofore supplemented shall be deemed to be modified or superseded to the extent that a statement contained in the Form 8-K modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Prospectus.

                            ------------------------


                Prospectus Supplement No. 6, dated March 5, 1999

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 8-K


                                 CURRENT REPORT

                     PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                Date of Report (Date of earliest event reported):
                     February 24, 1999 (February 24, 1999)

                           AMERICAN TOWER CORPORATION
             (Exact name of registrant as specified in its charter)

   Delaware                       001-14195                     65-0723837
  (State or                      (Commission                   (IRS Employer
Other Jurisdiction               File Number)                Identification No.)
of Incorporation)



      116 Huntington Avenue
      Boston, Massachusetts                                             02116
  ------------------------------------------------------------------------------
  (Address of Principal Executive Offices)                            (Zip Code)




                                 (617) 375-7500
              (Registrant's telephone number, including area code)

Item 5.  Other Events.

      The following information is provided to supplement the Notes to the September 30, 1998 Unaudited Condensed Consolidated Financial Statements of American Tower Corporation ("ATC") in the Form 10-Q for the quarter ended September 30, 1998 (the "Form 10-Q"), filed with the Securities and Exchange Commission on November 16, 1998. Capitalized terms used herein without definition which are defined in the Form 10-Q shall have the meaning that has been assigned to such terms in the Form 10-Q.

      With respect to certain specific items included in the Notes to the September 30, 1998 Unaudited Condensed Consolidated Financial Statements:

         (i) The information set forth in Note 2 with respect to the Separation Agreement is amended to reflect the facts that (i) in February 1999, ATC agreed to pay CBS $50.0 million in settlement of all amounts due with respect to the closing date balance sheet adjustments, including interest; as part of such settlement, ATC also agreed to indemnify CBS and American Radio with respect to certain tax matters affecting American Radio prior to the CBS Merger; and (ii) as of January 15, 1999, holders of approximately 47% of the ARS Convertible Preferred and/or ARS Convertible Preferred Debentures had converted or presented for conversion. As of January 15, 1999, ATC estimates that its reimbursement obligations with respect to taxes on known conversions is approximately $14.4 million, of which $8.5 million has been paid. ATC estimates that its remaining reimbursement obligation with respect to the taxes on ARS Convertible Debentures that have not been converted would be approximately $14.9 million under the tax reporting method followed. Such estimate is based on an estimated fair market value of the Class A Common Stock of $25.625 per share. ATC's obligation for such conversions would change by approximately $1.1 million for each $1.00 change in such fair market value;

         (ii) The information in Note 7 with respect to long-term debt is amended to reflect that the aggregate amount available to the Borrower Subsidiaries under the New Credit Facilities has been reduced from $900.0 million to $775.0 million as a consequence of the reduction in the term loan availability from $250.0 million to $125.0 million;

         (iii) The TeleCom Merger Agreement referred to in Note 10 under "Pending Transactions" was amended on December 18, 1998 to reduce the purchase price from $155.0 million to $148.75 and to permit TeleCom to distribute its 50% interest in a joint venture ("Prime") to TeleCom's equity owners. Simultaneously, ATC entered into a put-call agreement providing for the purchase of a 100% interest in Prime for $12.5 million in the event the other 50% owner does not purchase the remaining 50% for $6.25 million. The TeleCom Merger Agreement has also been amended to add an adjustment provision that would reduce the number of shares of Class A Common Stock deliverable by ATC if TeleCom does not achieve certain growth in its Monthly Tower Revenue Run Rate (as defined in the TeleCom Merger Agreement); and

         (iv) ATC entered into an agreement with the former owner of OPM as a result of which an aggregate purchase price of $70.0 million was agreed upon and ATC received a total of 150 towers and an agreement from such former owner granting ATC a right of first refusal on towers developed by him in the future.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  AMERICAN TOWER CORPORATION
                                  (Registrant)


Date: February 24, 1999           By: /s/ Justin D. Benincasa
                                  -------------------------------------------
                                  Name: Justin D. Benincasa
                                  Title: Vice President and Corporate Controller